5151 San Felipe Street Suite 2500 Houston, Texas 77056 Tel: 713-386-3701

Via EDGAR and Federal Express

November 10, 2014

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Columbia Pipeline Partners LP
Registration Statement on Form S-1
Filed September 29, 2014
File No. 333-198990

Ladies and Gentlemen:

Set forth below are the responses of Columbia Pipeline Partners LP, a Delaware limited partnership (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 29, 2014, with respect to the Registration Statement on Form S-1, File No. 333-198990, filed with the Commission on September 29, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we have also hand delivered five copies of this letter, as well as five copies of Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of your corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the text of your comment or Amendment No. 1, unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Registration Statement.

Securities and Exchange Commission

November 10, 2014

General

1.	Please expand your disclosure about the proposed spin-off of NiSource’s natural gas pipeline and related businesses to address its potential significance to and impact on your company and its related businesses or tell us why you believe such disclosure would not be material to investors. In this regard, we note your existing risk factor disclosure concerning possible effects of the spin-off on credit ratings as well as recruitment and retention.

RESPONSE: We acknowledge the Staff’s comment and have expanded our disclosure accordingly. Please see pages 9, 97 and 124 of Amendment No. 1.

Prospectus Summary, page 1

Overview, page 1

2.	Please add to your discussion of organic growth opportunities at the top of page 2 a cross-reference to the “System Expansion Opportunities” discussion on page 6, if this latter discussion is in fact providing detail about the aforementioned organic growth opportunities. In addition, please clarify, if true that the reference to $4.0 billion at the top of page 2 refers to estimated capital costs and not to anticipated revenue generation of some period, as the reference is made in the context of a statement discussing your expectations for increasing revenue.

RESPONSE: We acknowledge the Staff’s comment and have added to our discussion of organic growth opportunities a cross-reference to the sub-section titled “System Expansion Opportunities.” In addition, we have added language to clarify that the reference to $4.0 billion (which is now $4.9 billion) refers to estimated capital costs and not to anticipated revenue generation. Please see pages 2, 4, 5, 95, 104, 123 and 125 of Amendment No. 1.

Our Relationship with Our Sponsor, page 8

3.	We note your disclosure on page 9 that your relationship with your sponsor is “a source of potential conflicts.” Please revise your disclosure to clarify that there are no assurances that you will benefit from your relationship with your sponsor.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 9 and 127 of Amendment No. 1.

Risk Factors, page 25

Certain tax sharing and other transaction agreements with NiSource…, page 28

4.

Please revise this risk factor to describe how your ability (as opposed to HoldCo’s ability, which is the current focus of the risk factor) to take certain actions may be limited and please provide representative examples of such actions. In addition, please

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November 10, 2014

describe how you (as opposed to HoldCo) may be required to indemnify NiSource for significant tax liabilities and quantify through the use of an estimate range or other appropriate measure what you mean in this context by “significant.”

RESPONSE: We acknowledge the Staff’s comment and have revised the risk factor to describe how our ability to take certain actions may be limited and provided examples of such actions. Because we do not expect to be a party to the tax sharing agreement, we would not be required to indemnify NiSource for any significant tax liabilities and have deleted any reference to such an indemnification obligation. Please see pages 10, 30 and 161 of Amendment No. 1.

The current Columbia Gulf and Columbia Gas Transmission…, page 38

5.	Please revise this risk factor to provide examples of how the current age of sections of the pipeline could result in a material adverse impact on your business, financial condition and results of operation.

RESPONSE: We acknowledge the Staff’s comment and have revised the risk factor to provide examples of how the current age of sections of the Columbia Gulf and Columbia Gas Transmission pipeline systems could result in a material adverse impact on our business, financial condition and results of operation. Please see page 40 of Amendment No. 1.

Capitalization, page 57

6.	We note your tabular presentation of capitalization on a historical basis and after the offering. To more clearly highlight the changes in capitalization resulting from the receipt and use of net proceeds, tell us how you considered presenting an additional column for predecessor historical as adjusted. In this regard, we note that your predecessor historical financial statements include certain net assets that will not be contributed to you and exclude certain net assets that will be contributed to you; therefore, the difference between the predecessor historical capitalization and pro forma capitalization as currently disclosed encompasses more than simply the receipt and use of proceeds.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to provide investors with a capitalization table that includes an additional column for predecessor historical as adjusted information. Please see page 60 of Amendment No. 1.

Dilution, page 58

7.

Please refer to your tabular calculation of dilution per share on page 58. We note that footnotes (1) and (2) both refer to pro forma net tangible book value although one calculation is net tangible book value before the offering and the other calculation is net tangible book value after the offering. To avoid confusion for your readers and to maintain consistency with the presentation of information in your pro forma financial statements beginning on page F-2, please change the terminology in footnote (1) and

Securities and Exchange Commission

November 10, 2014

the related line item in your calculation of dilution per share to use a term similar to predecessor historical as adjusted net tangible book value.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 61 of Amendment No. 1.

8.	We note that a portion of your proceeds will be used to make a distribution to CEG as a reimbursement of preformation capital expenditures. Since this distribution is not captured in the predecessor historical financial statements and therefore will not be included in the calculation of predecessor historical net tangible book value per common unit, it appears that the line item within your calculation of dilution that will capture the impact of this distribution is the line captioned “Increase in net tangible book value per common unit attributable to purchasers in the offering.” Please revise your calculation of dilution so that the increase in net tangible book value resulting from the receipt of net proceeds is presented separately from the decrease in net tangible book value resulting from the payment of this distribution.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 61 of Amendment No. 1.

9.	We note your tabular presentation of the total consideration contributed to you by your sponsor and by the purchasers of common units in this offering as seen on page 59. When you populate this table, please ensure the effective consideration paid by CEG is not merely the book value of the contributed net assets as seen in the predecessor historical as adjusted financial statements; also consider that the distribution paid to CEG out of the offering proceeds will reduce its effective consideration paid for your equity.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to provide investors with a table that sets forth the number of units that we will issue and the total consideration contributed to us by CEG and by the purchasers of our common units in the offering upon consummation of the transactions contemplated by the Registration Statement. Please see page 62 of Amendment No. 1.

Cash Distribution Policy and Restrictions on Distributions, page 60

Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2015, page 66

10.

We note that your calculation of estimated cash available for distribution adds back the cost of your expansion capital expenditures because you expect to fund them from borrowings rather than from cash generated from your operations. Please revise your narrative discussion of these capital expenditures on page 72 to clarify to your readers, if true, that the debt facilities available to you at closing are expected to be fully drawn down to fund expansion capital expenditures during the 12 months ending

Securities and Exchange Commission

November 10, 2014

September 30, 2015; you do not currently have additional debt facilities secured; and there is no guarantee that expansion capital expenditures incurred after September 30, 2015 could be funded from borrowings. We believe it is important to clarify in this section of your document the risk that one of your largest areas of expenditure could need to be funded from operating cash flows in the future, which would significantly reduce the amount of cash available to distribute to unit holders, and as a result, the calculation of available cash for this particular 12 month period may not be representative of future periods.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 76 of Amendment No. 1.

Management’s Discussion & Analysis, page 91

11.	Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note your disclosure on page 31 that “[a]t present, Columbia Gas Transmission recovers these costs in rates, but recovery of these costs ceases on January 31, 2015. After January 31, 2015, Columbia Gas Transmission will continue to incur the cost of PCB remediation, but without the ability to collect on these costs, the amount of which could be significant.” See Item 303 of Regulation S-K and SEC Release No. 33-8350.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to disclose the estimated total remaining liability at Columbia Gas Transmission related to the facilities subject to PCB remediation. We confirm that we have discussed all known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on our revenues or income or result in our liquidity decreasing or increasing in any material way. Please see pages 34 and 100 of Amendment No. 1.

Liquidity and Capital Resources, page 103

Investing Activities, page 105

12.	Due to the significance of your maintenance capital expenditures, expansion capital expenditures and investing capital expenditures on your results of operations and distributions, please revise your table to present the expenses for these three categories for all periods presented as well as the estimate for fiscal year 2014. Also, please reconcile the amounts presented on the table to your [cash] expenditures line item on your statement of cash flows for all periods presented.

RESPONSE: We acknowledge the Staff’s comment and clarify that there are no investment capital expenditures for the periods presented or estimated for fiscal year 2014. Accordingly, we have revised the disclosure and the table to present our maintenance capital expenditures and expansion capital expenditures for the requested periods. Please see page 109 of Amendment No. 1.

Securities and Exchange Commission

November 10, 2014

The following is a reconciliation of the amounts presented in the table to our capital expenditures line item on our statement of cash flows for all periods presented:

	Year Ended December 31,			Nine Months Ended September 30,
	2013	2012	2011	2014	2013
	($ in millions)
Total Capital Expenditures per table	$797.5	$489.6	$301.5	$626.4	$556.5
Reconciliation:
Cash contributions to equity method investees on the statement of cash flows	(125.5)	(20.4)	(6.2)	(63.8)	(77.0)
Non-cash change in capital expenditures included in current liabilities	24.1	(42.0)	14.3	(43.3)	(24.2)
Non-cash change in working interest payable	(15.0)	—	—	15.0	—
Non-cash AFUDC – Equity	(6.8)	(1.4)	—	(8.2)	(4.6)
Other	0.5	5.9	2.7	1.3	6.4

Cash flows from investing activities:
Capital expenditures	$674.8	$431.7	$312.3	$527.4	$457.1

In addition, we have added the following footnote to the table on page 110 of Amendment No. 1:

“The difference between total capital expenditures in this table and the capital expenditures line item on our statement of cash flows primarily consists of (i) contributions to equity investees, (ii) the non-cash change in capital expenditures included in current liabilities, (iii) the non-cash change in working interest payable and (iv) non-cash AFUDC equity.”

13.	We note your disclosure on pages 42 and 77 that cash expenditures that are made in part for maintenance capital purposes, investment capital purposes or expansion capital purposes will be allocated as maintenance capital expenditures, investments capital expenditures or expansion capital expenditures by your general partner. Please tell us how your general partner allocates these costs, including whether it is based on specific identification or an allocation and whether it is by individual asset or by project. Please also tell us whether you incurred expenditures that required allocation by the general partner, and if so, please quantity the portion allocated to each category for all periods presented. Additionally, please tell us whether the $1.5 billion modernization program that is being implemented over the next five years starting in 2013 has been and will be classified as maintenance capital expenditures, expansion capital expenditures or both. Please tell us the basis for the classification of the modernization expenses.

Securities and Exchange Commission

November 10, 2014

RESPONSE: Our general partner classifies capital expenditures as either maintenance capital expenditures, expansion capital expenditures or investment capital expenditures based on the impact of the capital expenditure on our operating capacity or operating income. Our general partner has discretion to categorize or allocate capital expenditures on an individual asset or project basis, depending on the facts. For the periods presented, the Partnership did not incur any capital expenditures containing elements of both maintenance capital expenditures and expansion capital expenditures.

The $1.5 billion modernization program has been and will be classified as expansion capital expenditures. Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating income or operating capacity over the long term. The modernization program, which includes replacement of aging pipeline and compressor facilities, enhancements to system inspection capabilities and improvements in control systems, is expected to primarily increase our long-term operating income by allowing us to recover certain invested capital. The modernization program was authorized by the Columbia Gas Transmission Customer Settlement, which FERC approved on January 24, 2013 (the “Settlement”). Under the Settlement, Columbia Gas Transmission is allowed to include in its rates a new demand charge known as the Capital Cost Recovery Mechanism (“CCRM”), a tracker mechanism that allows Columbia Gas Transmission to recover a return of and return on its capital investments made under Columbia Gas Transmission’s long-term plan to modernize its interstate transmission system. The CCRM provides for a 14% return on investment with a portion designated as a recovery of increased taxes other than income taxes. The parallel demand charge is earned on modernization assets placed into service by October 31 each year. Because the operating income generated is incremental, the $1.5 billion of capital expenditures under the modernization program are classified as expansion capital expenditures.

Contractual Obligations, page 106

14.	Please revise your contractual obligations table to include estimated interest payments on your long term debt. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, please include a footnote to the table that identifies the excluded item and provides any additional information that is material to understanding your cash requirements. Also, we note on page F-65 that payments made for operating leases in 2013 were $13.4 million which is significantly higher than the minimum rental payments required under your operating leases. If amounts paid for leases include charges such as taxes, insurance and common area maintenance, please consider disclosing in a footnote that these charges are not included in the table and disclose the expense incurred for these items for the most recent fiscal year.

RESPONSE: We acknowledge the Staff’s comment and have revised the contractual obligations table to include estimated interest payments on our long-term debt. Additionally, we have added a footnote to the table to provide an explanation of the difference between payments made in connection with operating leases in 2013 and the amounts listed in the table. Please see page 112 of Amendment No. 1.

Securities and Exchange Commission

November 10, 2014

Business Strategies, page 117

15.	We note your statements here and elsewhere in your registration statement that “[s]ubstantially all of the $4.0 billion of organic growth projects that we expect Columbia OpCo to complete through the end of the first quarter of 2018 are backed by long-term contracts.” Please revise your disclosure to clarify whether you have legally-binding agreements related to these projects, securing such revenue streams, and if necessary please include a corresponding risk factor.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to clarify that a substantial portion of Columbia OpCo’s organic growth projects are supported by long-term service contracts and binding precedent agreements, and have added a corresponding risk factor disclosing that those agreements are subject to certain conditions which, if not satisfied, would permit the customer to opt out. Please see pages 5, 32 and 125 of Amendment No. 1.

The Partnership Agreement, page 167

Applicable Law; Forum, Venue and Jurisdiction, page 169

16.	Please revise the caption to this disclosure to clarify that the jurisdiction is exclusive and to add a reference to the fee-shifting provision described in the last paragraph on page 169. In addition, please tell us what consideration you have given to including risk factor disclosure about the impact of these provisions on investors.

RESPONSE: We acknowledge the Staff’s comment and have revised the caption on page 177 of Amendment No. 1 to clarify that the jurisdiction is exclusive and to add a reference to the fee-shifting provision. In addition, we have included a risk factor on page 48 of Amendment No. 1, which addresses the potential impact of the foregoing provisions on investors.

Reimbursement of Expenses, page 180

17.	Please provide the approximate estimated amount that you will incur as part of the reimbursements to your general partner. In this regard, we note your disclosure in this section that you will “reimburse [y]our general partner for all direct and indirect expenses it incurs or payments it makes on [y]our behalf and all other expenses,” and that “[y]our partnership agreement does not set a limit on the amount of expenses…[that]…may be reimbursed.”

RESPONSE: We acknowledge the Staff’s comment and note that substantially all of the expenses that we expect to reimburse our general partner for during the twelve months ending December 31, 2015, including expenses related to the spin-off, are reflected in the “Operation and maintenance—affiliated” line item in the Columbia Pipeline Partners LP Cash Available for Distribution table on page 70 of Amendment No. 1. In addition to those expenses, we have

Securities and Exchange Commission

November 10, 2014

disclosed that we expect to reimburse our general partner for approximately $5.0 million of expenses that we expect to incur as result of being a publicly traded partnership. Please see page 71 of Amendment No. 1. As a result, we do not believe additional disclosure is necessary.

Index to Financial Statements, page F-1

Unaudited Pro Forma Combined Financial Statements, page F-2

18.	We read on page 36 under the risk factor “Debt that we or Columbia OpCo incur in the future may limit our [or] Columbia OpCo’s flexibility to obtain additional financing and to pursue other business opportunities.” and elsewhere in the document that Columbia OpCo will enter into a $500 million revolving intercompany line of credit with HoldCo at the closing of this offering and that a substantial portion may be drawn at closing. Please tell us why this transaction is not included in your pro forma financial statements or listed as a formation transaction on page 11 and elsewhere in the document. Furthermore, please tell us whether this will be reflected in capitalization on page 57.

RESPONSE: We acknowledge the Staff’s comment and note that the intercompany line of credit described above, which we have renamed as an intercompany money pool to more accurately reflect the transaction, is not included in our pro forma financial statements because it is not anticipated that the source will be drawn at the time of closing. We have revised our disclosure to clarify this change and have added the transaction as a formation transaction throughout the Registration Statement. The transaction will not be reflected in the capitalization table because the money pool will be undrawn at the time of closing and, when drawn, will be classified as short-term debt. Please see pages 9, 12, 22, 28, 38, 71, 75, 91, 108, 111 and F-3 of Amendment No. 1.

19.	We read on page 104 that NiSource will make a capital contribution to CEG and its subsidiaries which will be used to retire a substantial portion of the intercompany indebtedness with NiSource Finance. We assume this relates to footnote (f) of your pro forma financial statements which states that a total of $1.2 billion of affiliate short-term borrowings and long term debt will be assumed by an affiliate of NiSource as of June 30, 2014. If our assumption is correct, please tell us why this transaction is not disclosed as a formation transaction on page 11 and elsewhere in your document. Furthermore, please tell us whether this will be reflected in capitalization on page 57.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to clarify that, prior to the offering, CEG will assume the liability for approximately $1.2 billion of intercompany debt owed to NiSource Finance by certain subsidiaries in the Columbia Pipeline Group Operations segment, and NiSource Finance will novate the $1.2 billion of intercompany debt from the subsidiaries to CEG. We have further revised the Registration Statement to disclose the transaction as a formation transaction. This transaction is reflected in the capitalization table in the pro forma column. Please see pages 12, 21, 90, 108 and F-2 of Amendment No. 1.

Securities and Exchange Commission

November 10, 2014

Audited Historical Financial Statements, page F-29

20.	We note that the Predecessor is comprised of NiSource’s Columbia Pipeline Group Operations reportable segment. Please explain why the amount of total assets presented in the segment disclosure on page 125 of NiSource’s December 31, 2013 Form 10-K differs from the amount of total assets presented on your balance sheet.

RESPONSE: We acknowledge the Staff’s comment and note that total assets presented in the segment disclosure on page 125 of NiSource’s December 31, 2013 Form 10-K differ from the amount of total assets presented on the Predecessor balance sheet for two reasons:

•

Goodwill of $1,975.5 million, which is included in the Predecessor’s historical balance sheets, is not presented within the assets of the Columbia Pipeline Group Operations reportable segment in the Form 10-K segment disclosure.

•

An overfunded other postretirement benefit asset of $93.1 million is presented as an asset on the historical Predecessor’s balance sheet, and is presented as a liability on the balance sheet in NiSource’s Form 10-K as part of the Corporate and Other segment disclosure.

Goodwill – When the businesses comprising the Columbia Pipeline Group Operations reportable segment were acquired by NiSource on November 1, 2000, NiSource elected not to push down the recorded value of goodwill to the financial statements of the acquired segment, and instead opted to record this amount at NiSource Inc., which is part of the Corporate and Other reportable segment. Information regularly reviewed by the chief operating decision maker presents this goodwill balance as an asset of the Corporate and Other segment, consistent with the presentation disclosed in the NiSource Form 10-K. The presentation of the goodwill balance as part of the Corporate and Other reportable segment as opposed to the Columbia Pipeline Group reportable segment is consistent with ASC 280-10-50-27.

The push-down of goodwill to the Predecessor historical financial statements is consistent with the requirements of SAB Topic 1.B.

Postretirement and postemployment benefit assets – The companies comprising the Columbia Pipeline Group Operations reportable segment are included in the NiSource other postretirement benefit plans, which include all NiSource subsidiaries. With respect to the Predecessor financial statements, the companies comprising the Columbia Pipeline Group Operations reportable segment are in a net overfunded position with respect to these plans, thereby resulting in an asset classification. With respect to the NiSource consolidated financial statements, the plans are in a net underfunded position resulting in a liability classification in accordance with ASC 715-20-45-2.

*        *        *         *        *

Securities and Exchange Commission

November 10, 2014

In responding to the foregoing Staff comments, the Partnership acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

November 10, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

COLUMBIA PIPELINE PARTNERS LP

By:	CPP GP LLC, its general partner

By:	/s/ Stephen P. Smith
Name:	Stephen P. Smith
Title:	President and Chief Executive Officer

Enclosures

cc:	Robert E. Smith, NiSource Inc.

Gillian A. Hobson, Vinson & Elkins L.L.P.